                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                                FORM 10-SB12G/A2
                              ---------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934

                              ---------------------

                         EAGLETECH COMMUNICATIONS, INC.
                 (Name of Small Business Issuer in its charter)

                    Nevada                                 13-4020694
         -------------------------------               -------------------
         (State or other jurisdiction of                  (IRS Employer
         incorporation or organization)                Identification No.)

305 South Andrews Avenue, Fort Lauderdale, Florida               33301
--------------------------------------------------             ----------
 (Address of principal executive offices)                      (Zip code)

                    Issuer's telephone number: (954) 462-1494

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock ($.0001 Par Value)
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                                       Page
                                                                                       ----
                                     PART I
Item 1.  Description of Business.                                                         3

Item 2.  Plan of Operation.                                                              16

Item 3.  Description of Property.                                                        19

Item 4.  Security Ownership of Certain Beneficial Owners and Management                  19

Item 5.  Directors, Executive Officers, Promoters and Control Persons                    20

Item 6.  Executive Compensation                                                          22

Item 7.  Certain Relationships and Related Transactions                                  23

Item 8.  Description of Securities                                                       24

                                     PART II

Item 1.  Market for Common Equities and Related Stockholder Matters                      24

Item 2.  Legal Proceedings                                                               26

Item 3.  Changes in and Disagreements with Accountants                                   26

Item 4.  Recent Sales of Unregistered Securities.                                        27

Item 5.  Indemnification of Directors and Officers.                                      29

                                    PART F/S

         Financial Statements                                                            30
         Table of Contents                                                               31

                                    PART III

Item 1.  Index to Exhibits.                                                              45

         Signatures                                                                      46

                                     PART I

Item 1.  Description of Business

         Eagletech Communications, Inc. ("Eagletech" or the "Company") is a development stage company in the business of providing telecommunications services to its customers. Eagletech has not had revenues from operations in the two years ending December 31, 1999. Eagletech expects to began generating revenues from operations in April 2000. Eagletech has two service bureaus in use and has begun to sign-up independent agents to sell its services. In April, 2000, Eagletech began advertising its services through local television in Broward County, Florida. Eagletech expects operating losses and negative cash flow to continue for the foreseeable future as it invests in equipment, marketing and sales efforts and expansion of its services from its initial limited geographic area. See, "Risk Factors," below. In addition, given Eagletech's deficit and negative cash flow from operations, Eagletech's auditors, in their report for the period ending March 31, 1999, have expressed doubts as to whether Eagletech can remain viable as a "going concern." Eagletech is dependent upon additional sales of its equity or debt securities to provide the working capital necessary for Eagletech to remain in business. See, "Risk Factors," below.

EXISTING PRODUCTS AND SERVICES

         Eagletech has developed and is now providing proprietary communications products and services for voice mail, messaging and connectivity. Eagletech's patent-pending technology "unifies" a customer's voice mail and messaging services with an additional service that allows a caller to be automatically transferred to up to four telephone numbers to find the caller's intended party. Eagletech provides a "unified" service by allowing voice mail, messaging and connectivity services to be accessed by one telephone number. Eagletech's technology makes it possible for mobile professionals (realtors, attorneys, contractors and others who are often away from their offices) to maintain real-time contact with callers using one telephone number while also providing telephone access to voice mail and messages. A customer can use the Internet to control various options of the system and for customer service questions. All of these services are available now to users of Eagletech's real estate service bureaus, described below. On May 1, 2000, Eagletech will open its enhanced service bureau to individual customers in the Fort Lauderdale area. Unlike competing systems, customers can use Eagletech's services with their existing telephone equipment.

         In a highly mobile world, business people need to be available to their customers, even when out of the office. Eagletech's proprietary solution to this telecommunications challenge is the "EagleOne" TM flat rate service that includes:

                  o "One Number-Follow Me"- Allows a caller, by dialing one number, to be transferred automatically to up to four telephone numbers in search of the caller's intended party. In this way, a caller is able to reach Eagletech's customer at his or her place of business, cellular telephone, home or other alternative numbers.

                  o "EagleAttendant" TM- Autoattendant greeting with a custom recorded business greeting. When our customer is not available, EagleAttendantTM answers his or her telephone in a professional manner.

                  o "EagleAnnounce" TM - Screens calls, when the caller announces his or her name, the user has the ability to take important calls and send others to voice mail.

                  o "EagleMail" TM - Voice mail service--callers have the option to leave a detailed message of up to five minutes in length. Voice mail messages are automatically deleted after 30 days.

                  o "EagleMessage" TM - EagleMail TM messages are delivered within minutes. Messages are re-delivered until the intended party is found. The customer specifies how often and how many times deliveries are attempted.

                  o "EagleWeb" TM - Customers can set up and make changes to transfer numbers, message delivery specifications and the like using the Internet, or when on the road, from a cellular telephone. Messages can be delivered to a customer's email address and heard on a multimedia computer.

                  o "EagleFax" TM - Store and forward your faxes to any fax machine. EagleFax TM will notify you when you have received a fax.

         There are two distinct markets for Eagletech's products. The first is integration of these services into a customer's existing private branch exchange ("PBX") system. A PBX is a customer-owned telecommunications exchange (an in-house telephone system) that usually includes access to the public telephone network. Unlike competing systems, Eagletech's services can be used with an existing PBX--the customer does not need to scrap its existing telephone system. Eagletech's first use of these services is in the real estate market, where it is critical for a broker to be reached by a client. This customized solution provides for not only "One Number-Follow Me" service but also other features appropriate for this class of customers, such as fax on demand, allowing the customer to remotely send a party information about a listed property. As of April 1, 2000, the first two real estate systems in South Florida are operational and are housed at the business premises of Eagletech's customers.

         The second market consists of mobile professionals who are not part of a larger organization that provides these types of critical communications services. Eagletech has developed a service bureau to provide individuals with the full range of its services in given geographic areas. Eagletech houses its existing service bureau equipment in the same building as the local telephone service provider's switching facilities for Broward County, Florida, which determines the geographic area in which Eagletech now provides its services. In the first calendar quarter of 2000, Eagletech installed its equipment for its first service bureau in Broward County, Florida. On May 1, 2000, after extensive testing,

Eagletech will open this service bureau to customers. Eagletech is using Broward County to prove its concept, test and refine its technology and begin developing brand awareness through advertising.

PROPOSED EXPANSION

         Eagletech intends to concentrate on expanding its service bureau coverage geographically to include wider service areas, initially in the nine state BellSouth service area and then throughout the United States. Eagletech's expansion will be limited by equipment costs and any barriers to access to a local telephone company's central office or switching facilities. In order for Eagletech to provide services in a particular geographic area, Eagletech must physically connect its equipment to the local telephone service provider's central switching equipment. Each such central office serves a defined geographic area.

         In June, 2000, Eagletech intends to expand its service area to include parts of Dade County, Florida. Eagletech will need substantial funds to complete the regional and national roll-out of its services. See, "Plan of Operations."

         Eagletech intends to use strategic relationships to market and sell its products. Eagletech will manufacture and support the basic equipment necessary for these services and provide the technical support associated with any customized system and resolve questions raised by a service bureau customer. For the service bureau market, Eagletech intends to build a national network of service bureaus providing EagleOne TM services using local points of access, similar to the way national Internet service providers offer Web access with local access numbers.

         Eagletech's Board of Directors has begun to implement this principal business purpose described below under "Item 2 - Plan of Operation."

         Eagletech was incorporated as Goldplate Holdings Enterprises, Inc. in Nevada in August, 1997. In June 1999, Eagletech changed its name to Eagletech Communications, Inc. Eagletech's corporate offices are located at 305 South Andrews Avenue, Fort Lauderdale, Florida 33301. Eagletech's telephone number at that location is (954) 462-1494.

         Eagletech is filing this registration statement to enhance investor protection and to provide information to the trading market. Eagletech believes that investor protection is enhanced when its stockholders and other market participants have easy access to current financial and other information about Eagletech on a timely basis. By becoming a reporting company under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), Eagletech will be subject to quarterly and annual report filings, current report filings for material events and proxy statement filings, all of which can be accessed by market participants via the Securities and Exchange Commission website at http://www.sec.gov.

         On December 11, 1997, the National Association of Securities Dealers, Inc. (the "NASD") announced that its Board of Governors had approved a series of proposed changes for the Over the Counter ("OTC") Bulletin Board and the OTC market. The principal change, which was approved by the Securities and Exchange Commission on January 4, 1999, allows only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board. The rule provides for a phase-in period for those securities already quoted on the OTC Bulletin Board. Eagletech is filing this Registration Statement to comply with that rule. Quotations for Eagletech's common stock (par value $0.0001 per share) (the "Common Stock") are posted on the OTC Bulletin Board under the symbol "EATCE."

         Eagletech's business is subject to numerous risk factors, including, but not limited to, the following:

RISKS RELATED TO EAGLETECH'S BUSINESS

DEVELOPMENT STAGE COMPANY; LIMITED OPERATING HISTORY. Eagletech is an early-stage company and Eagletech expects to encounter risks and difficulties frequently faced by early-stage companies in new and rapidly evolving markets. Eagletech's predecessor was incorporated in 1996. Eagletech installed its first system in September, 1999. Eagletech's limited operating history makes an evaluation of Eagletech's future prospects very difficult. Eagletech will encounter the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. Eagletech cannot be certain that Eagletech's business strategy will be successful or that Eagletech will successfully address these risks.

QUALIFIED REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. Our independent certified public accountants' report on our financial statements for the period ended March 31, 1999 states that the negative working capital and lack of revenue from operations raise substantial doubt about Eagletech's ability to continue as a going concern. Eagletech expects to begin generating revenue in the second calendar quarter of 2000. See "Plan of Operations."

EAGLETECH ANTICIPATES FUTURE LOSSES AND NEGATIVE CASH FLOW. Eagletech expects operating losses and negative cash flow to continue for the foreseeable future. Eagletech anticipates its losses will increase significantly from current levels because Eagletech expects to incur additional costs and expenses related to:

     -   brand development, marketing and other promotional activities;
     -   expansion of Eagletech's operations;
     - continued development of Eagletech's technology, its website, the systems that Eagletech uses to process customers' orders and payments and Eagletech's computer network;
     -   geographic expansion of Eagletech's service area; and
     -   development of relationships with strategic business partners.

         As of December 31, 1999, Eagletech had an accumulated deficit during the development stage of $(9,310,735). Eagletech incurred net losses of $(9,018,952) and no sales in the nine months ended December 31, 1999. Eagletech's ability to become profitable depends on Eagletech's ability to generate and sustain sales while maintaining reasonable expense levels. If Eagletech does achieve profitability, Eagletech cannot be certain that Eagletech would be able to sustain or increase profitability on a quarterly or annual basis in the future. See Item 2-"Plan of Operations."

EAGLETECH'S LIMITED OPERATING HISTORY MAKES FUTURE FORECASTING DIFFICULT. Because of Eagletech's limited history as a development stage company with no revenues from operations, Eagletech finds it difficult to forecast its net sales accurately. Eagletech has limited meaningful historical financial data upon which to base planned operating expenses, since it (including its predecessor) has been in the development stage without sales since 1996. Eagletech bases Eagletech's current and future expense levels on Eagletech's operating plans and estimates of future net sales, and Eagletech's expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders Eagletech receives. Consequently, Eagletech may be unable to adjust Eagletech's spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause Eagletech's net losses in a given quarter to be greater than expected.

EAGLETECH'S OPERATING RESULTS ARE EXPECTED TO BE VOLATILE AND DIFFICULT TO PREDICT. IF EAGLETECH FAILS TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF EAGLETECH'S COMMON STOCK MAY DECREASE SIGNIFICANTLY. Eagletech's annual and quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of Eagletech's control, including, among other things, the demand for Eagletech's products, unpredictability of consumer trends and technology changes. Because Eagletech's operating results are expected to be volatile and difficult to predict, Eagletech believes that quarter-to-quarter comparisons of Eagletech's operating results are not a good indication of Eagletech's future performance. It is likely that in some future quarter Eagletech's operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of Eagletech's Common Stock may fall significantly. Factors that may harm Eagletech's business or cause Eagletech's operating results to fluctuate include the following:

     - Eagletech's inability to obtain new customers at reasonable cost and retain existing customers;
     - decreases in the funds available for marketing and promoting Eagletech's services;
     -   Eagletech's inability to manage rapid expansion of its services;
     - Eagletech's inability to adequately maintain, upgrade and develop Eagletech's technical systems;
     - the ability of Eagletech's competitors to offer new or enhanced services or products;
     -   price competition;

     -   an unanticipated high level of service cancellations;
     - the termination of existing, or failure to develop new, strategic marketing and manufacturing relationships;
     -   increases in the cost of advertising;
     - the amount and timing of operating costs and capital expenditures relating to expansion of Eagletech's operations;
     - technical difficulties, system downtime or telephone service interruptions.

      A number of factors will cause Eagletech's gross margins to fluctuate in future periods, including timing of service area expansion, the mix of services provided by Eagletech and the level of discount or introductory pricing. Any change in one or more of these factors could harm Eagletech's gross margins and operating results in future periods.

EAGLETECH'S NET SALES ARE DEPENDENT UPON EAGLETECH'S ABILITY TO OFFER EAGLETECH'S CUSTOMERS DEPENDABLE QUALITY SERVICES AT COMPETITIVE PRICES. If Eagletech is not able to offer Eagletech's customers dependable services at competitive prices, Eagletech's net sales and results of operations will be harmed. Eagletech's success depends on Eagletech's ability to provide dependable service to its customers at competitive prices.

IF EAGLETECH IS UNABLE TO OBTAIN SUFFICIENT QUANTITIES OF PRODUCTS FROM EAGLETECH'S KEY VENDORS, EAGLETECH'S NET SALES WOULD BE ADVERSELY AFFECTED. If Eagletech was unable to obtain sufficient quantities of electronic components from Eagletech's key vendors, Eagletech's net sales and results of operations would be harmed. Eagletech buys its electronic components from one vendor at this time, but Eagletech believes that multiple other sources of such components exist and finding replacement vendors would not have a material adverse effect upon Eagletech.

TO MANAGE EAGLETECH'S GROWTH AND EXPANSION, EAGLETECH NEEDS TO IMPROVE AND IMPLEMENT EAGLETECH'S SYSTEMS, PROCEDURES AND CONTROLS. IF EAGLETECH IS UNABLE TO DO SO SUCCESSFULLY, EAGLETECH'S BUSINESS WOULD BE SERIOUSLY HARMED. Eagletech's rapid growth in operations will place a significant strain on Eagletech's management, information systems and resources. In order to manage this growth effectively, Eagletech needs to continue to improve Eagletech's financial and managerial controls and reporting systems and procedures. Eagletech's failure to successfully implement, improve and integrate these systems and procedures would harm Eagletech's results of operations.

EAGLETECH MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS. Eagletech faces competition from some of the largest telecommunications companies in the United States. The telecommunications market is rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm Eagletech's net sales and results of operations. Eagletech expects competition to intensify in the future as telecommunications deregulation continues, regional Bell companies expand nationwide and cellular services become more common.

         Many of Eagletech's competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does Eagletech. Many of these competitors can devote substantially more resources to marketing and promotion than can Eagletech. In addition, larger, well-established and well-financed telecommunications companies, cable suppliers and cellular telephone companies may try to offer competing services. Eagletech's competitors may be able to secure products from vendors on terms that are more favorable and adopt more aggressive pricing policies than can Eagletech.

IF EAGLETECH DOES NOT SUCCESSFULLY EXPAND EAGLETECH'S SERVICE AREA, EAGLETECH'S BUSINESS COULD BE SERIOUSLY HARMED. If Eagletech does not successfully expand Eagletech's service area and number of lines its service bureaus can accommodate, Eagletech will not be able to increase Eagletech's net sales in accordance with the expectations of securities analysts and investors. In such an event, Eagletech's business will be harmed. Eagletech's success depends on Eagletech's ability to expand Eagletech's service area and switching capacity rapidly in order to accommodate a significant increase in customer orders. Eagletech's planned expansion may cause disruptions that could harm Eagletech's business, results of operations and financial condition.

EAGLETECH'S FACILITIES AND SYSTEMS ARE VULNERABLE TO NATURAL DISASTERS AND OTHER UNEXPECTED PROBLEMS. The occurrence of a hurricane, tornado, large scale electrical storm or other natural disaster or unanticipated problems at Eagletech's leased facility in Ft. Lauderdale, Florida that houses substantially all of Eagletech's computer and communications hardware systems, could cause interruptions or delays in Eagletech's business, loss of data or render Eagletech unable to provide its services. Any such interruptions or delays at its facility would harm Eagletech's net sales and results of operations. In addition, Eagletech's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, and similar events. Eagletech has no formal disaster recovery plan and Eagletech's business interruption insurance may not adequately compensate Eagletech for losses that may occur. The occurrence of any or all of the events could harm Eagletech's reputation, brand and business.

IF EAGLETECH DOES NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, EAGLETECH'S SERVICES COULD BECOME OBSOLETE AND EAGLETECH'S BUSINESS WOULD BE SERIOUSLY HARMED. If Eagletech faces material delays in introducing new services, products and enhancements, Eagletech's customers may forego the use of Eagletech's services and use those of Eagletech's competitors. To remain competitive, Eagletech must continue to enhance and improve the functionality and features of Eagletech's telecommunications services. The telecommunications industry is rapidly changing as a result of deregulation, technology improvements and new customer demands. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, Eagletech's existing proprietary technology and systems may become obsolete. Developing, enhancing and upgrading Eagletech's proprietary technology entails significant technical and business risks. Eagletech may use new technologies ineffectively or Eagletech may fail to adapt Eagletech's proprietary technology and Eagletech's computer network to customer requirements or emerging industry standards.

INTELLECTUAL PROPERTY CLAIMS AGAINST EAGLETECH COULD BE COSTLY AND COULD RESULT IN THE LOSS OF SIGNIFICANT RIGHTS. Other parties may assert infringement or unfair competition claims against Eagletech. Eagletech cannot predict whether third parties will assert claims of infringement against Eagletech, or whether any future assertions or prosecutions will harm Eagletech's business. If Eagletech is forced to defend against any such claims, whether they are with or without merit or are determined in Eagletech's favor, then Eagletech may face costly litigation, diversion of technical and management personnel, or product shipment delays. Because of such a dispute, Eagletech may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to Eagletech, or at all. If there is a successful claim of product infringement against Eagletech and Eagletech is unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could harm Eagletech's business.

IF THE PROTECTION OF EAGLETECH'S TECHNOLOGY, TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, EAGLETECH'S BUSINESS WILL BE SERIOUSLY HARMED. The steps Eagletech takes to protect Eagletech's proprietary rights may be inadequate. Eagletech regards Eagletech's copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to Eagletech's success. In addition, Eagletech has filed for patent protection for its proprietary technology and has received a Notice of Allowance regarding its patent application. Eagletech will pay the Issue Fee and the patent will issue in the near future. Eagletech relies on trademark and copyright law, trade secret protection and confidentiality or license agreements with Eagletech's employees, customers, partners and others to protect Eagletech's proprietary rights. Eagletech is in the process of filing for trademark protection for "Eagletech" for telecommunications services. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which Eagletech will sell Eagletech's products and services.

THE LOSS OF THE SERVICES OF ONE OR MORE OF EAGLETECH'S KEY PERSONNEL, OR EAGLETECH'S FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE WOULD SERIOUSLY HARM EAGLETECH'S BUSINESS. The loss of the services of one or more of Eagletech's key personnel could seriously harm Eagletech's business. Eagletech depends on the continued services and performance of Eagletech's senior management and other key personnel, particularly Robert Dobbs, Eagletech's President and Chief Executive Officer, and Rodney Young, Eagletech's Vice-President for Technology and the inventor of Eagletech's proprietary technology. Eagletech's future success also depends upon the continued service of Robert Bergman, Eagletech's Vice President for Marketing and Sales, and the services of other essential technical, sales, marketing and support personnel. All of Eagletech's officers and key employees are bound by employment agreements. Eagletech does not have "key person" life insurance policies covering any of Eagletech's employees.

EAGLETECH MAY BE ADVERSELY IMPACTED IF THE SOFTWARE, COMPUTER TECHNOLOGY AND OTHER SYSTEMS EAGLETECH USES ARE NOT YEAR 2000 COMPLIANT. Any failure of Eagletech's material systems, Eagletech's vendors' material systems or the Internet to be Year 2000 compliant would have material adverse consequences for Eagletech. Such consequences would include difficulties in providing switching or conducting other fundamental parts of Eagletech's business. Eagletech has determined that all of its material systems are Year 2000 compliant and has received assurances that its vendors' systems are Year 2000 compliant also. Eagletech also depends on the Year 2000 compliance of the computer systems and financial services used by consumers and by telecommunications companies with which its systems operate. A significant disruption in the ability of consumers to reliably access their telecommunications system or portions of it would have an adverse effect on demand for Eagletech's services and would have a material adverse effect on Eagletech. See Item 2-"Plan of Operations."

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS. If Eagletech is presented with appropriate opportunities, Eagletech intends to make investments in complementary companies, products or technologies. Eagletech may not realize the anticipated benefits of any acquisition or investment. If Eagletech buys a company, Eagletech could have difficulty in assimilating that company's personnel and operations. In addition, the essential personnel of the acquired company may decide not to work for Eagletech. If Eagletech makes other types of acquisitions, Eagletech could have difficulty in assimilating the acquired technology or products into Eagletech's operations. These difficulties could disrupt Eagletech's ongoing business, distract Eagletech's management and employees and increase Eagletech's expenses. Furthermore, Eagletech may have to incur debt or issue equity securities to pay for any future acquisitions or investments, the issuance of which could be dilutive to Eagletech or Eagletech's existing stockholders.

EXISTING STOCKHOLDERS WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER EAGLETECH. Executive officers, directors and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by Eagletech's stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders, taken together, beneficially own approximately 59% of Eagletech's outstanding common stock and can elect all directors and pass any action requiring stockholder approval. See Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Item 5 "Directors, Executive Officers, Promoters and Control Persons."

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE EAGLETECH. Provisions of Eagletech's Certificate of Incorporation, Eagletech's Bylaws and Nevada law could make it more difficult for a third party to acquire Eagletech, even if doing so would be beneficial to Eagletech's stockholders. See Item 8, "Description of Securities."

RISKS RELATED TO EAGLETECH'S INDUSTRY

EAGLETECH MAY NEED TO CHANGE THE MANNER IN WHICH EAGLETECH CONDUCTS EAGLETECH'S BUSINESS IF GOVERNMENT REGULATION INCREASES. The adoption or modification of laws or regulations relating to the telecommunications industry could adversely affect the manner in which Eagletech currently conducts Eagletech's business. In addition, the growth and development of the market for enhanced telecommunications systems may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on Eagletech. Laws and regulations directly applicable to telecommunications are in a constant state of flux.

RISKS RELATED TO SECURITIES MARKETS

EAGLETECH MAY BE UNABLE TO MEET EAGLETECH'S FUTURE CAPITAL REQUIREMENTS. Eagletech cannot be certain that additional financing will be available to Eagletech on favorable terms when required, or at all. If Eagletech raises additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of Eagletech's Common Stock and Eagletech's stockholders may experience additional dilution. Eagletech requires substantial working capital to fund Eagletech's business. Since Eagletech's inception, Eagletech has experienced negative cash flow from operations and expects to experience significant negative cash flow from operations for the foreseeable future. Eagletech currently anticipates that Eagletech's available funds will be sufficient to meet Eagletech's anticipated needs for working capital and capital expenditures through at least the next 6 months. Eagletech may need to raise additional funds before the expiration of such period.

EAGLETECH MAY BE UNABLE TO CONTINUE OPERATIONS IF OUR FINANCIAL DIFFICULTIES PRECLUDE EAGLETECH FROM FUNDING OUR OPERATIONS. The report of Eagletech's independent certified public accountants as of March 31, 1999 expressed substantial doubt about Eagletech's ability to continue as a going concern. Their report is included as part of our financial statements. The concern stems from Eagletech's recurring net losses for the years ended March 31, 1999 and 1998, and that as of March 31, 1999, Eagletech's current liabilities exceeded its current assets by $291,781. In addition, Eagletech incurred net losses of $9,024,701 during the nine months ended December 31, 1999. Eagletech's continued existence is dependant upon its ability to resolve its liquidity problems, principally by obtaining capital, commencing sales of its services and generating sufficient revenues to become profitable. See, "Plan of Operations."

EAGLETECH'S COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS. The market price for Eagletech's common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond Eagletech's control:

     - actual or anticipated variations in Eagletech's quarterly operating results;

     - announcements of technological innovations or new products or services by Eagletech or Eagletech's competitors;
     -   changes in financial estimates by securities analysts;
     -   conditions or trends in the telecommunications industry;
     - changes in the economic performance and/or market valuations of other independent telecommunications companies;
     - announcements by Eagletech or Eagletech's competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
     -   additions or departures of key personnel;
     - release of lock-up or other transfer restrictions on Eagletech's outstanding shares of common stock or sales of additional shares of common stock; and
     -   potential litigation.

IF EAGLETECH'S STOCK PRICE IS VOLATILE, EAGLETECH COULD FACE A SECURITIES CLASS ACTION LAWSUIT. In the past, following periods of volatility in the market price of their stock, many companies have been the subjects of securities class action litigation. If disgruntled stockholders sued Eagletech in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would harm Eagletech's stock price.

SUBSTANTIAL SALES OF EAGLETECH'S COMMON STOCK COULD CAUSE EAGLETECH'S STOCK PRICE TO FALL. If Eagletech's stockholders sell substantial amounts of Eagletech's Common Stock in the public market, the market price of Eagletech's Common Stock could fall. Such sales also might make it more difficult for Eagletech to sell equity or equity-related securities in the future at a time and price that Eagletech deems appropriate.

CONFLICTS OF INTEREST. Officers and directors of Eagletech may in the future participate in business ventures that could be deemed to compete directly with Eagletech. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event Eagletech's officers or directors are involved in the management of any firm with which Eagletech transacts business. Eagletech has adopted a policy that Eagletech will not seek a merger with, or acquisition of, any entity in which members of Eagletech's management serve as officers, directors or partners, or in which they or their family members own or hold any material ownership interest.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Sections 13 and 5(d) of the Exchange Act require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Eagletech. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

Item 2.  Plan of Operation

OVERVIEW

         Eagletech was founded to manufacture, market and distribute unique communications products and services. We recognized an opportunity to develop a messaging service and a low cost call management product that could handle voice mail, call-forwarding and call screening at a reasonable cost. Currently, many mobile and remote professionals (i.e., professionals who do not work out of a fixed office) have cellular telephones, pagers, portable computers, email and corporate voice mail in order to stay in contact with co-workers and customers when out of the office. Eagletech provides services that Eagletech believes increase customer productivity and efficiency by making its customers more accessible. Eagletech has begun signing up customers for "EagleOne" TM service bureau services and has begun operating its customized real estate systems.

         Eagletech delivers an array of communications services that work with a customer's existing communications equipment or as a stand-alone solution. Because of the proprietary manner in which Eagletech delivers these services, Eagletech believes it is the low cost communications service provider compared with its competitors, based on publicly available pricing information. As described below, under "Competition," Eagletech's patent-pending technology uses only one telephone line and all other competitors use up to seven lines to provide the same service. The United States Patent and Trademark Office has issued a Notice of Allowance for Eagletech's patent on its proprietary system.

         Eagletech's main product is its "EagleOne" TM flat rate service, which includes:

                  o One Number-Follow Me"- Allows a caller, by dialing one number, to be transferred automatically to up to four telephone numbers in search of the caller's intended party. In this way, a caller is able to reach Eagletech's customer at a place of business, cellular telephone, home or other alternative numbers.

                  o "EagleAttendant" TM- Autoattendant greeting with a custom recorded business greeting. Even when our customer is not available, his or her telephone is answered in a professional manner.

                  o "EagleAnnounce" TM - Screens calls, when the caller announces his or her name, the user has the ability to take important calls and send others to voice mail.

                  o "EagleMail" TM - Voice mail service--callers have the option to leave a detailed message of up to five minutes in length. Calls are automatically deleted after 30 days.

                  o "EagleMessage" TM - EagleMail TM messages are delivered within minutes. Messages are re-delivered until you are found. The customer specifies how often and how many times deliveries are attempted.

                  o "EagleWeb" TM - Customers can set up and make changes to transfer numbers, message delivery specifications and the like using the Internet, or when on the road, from a cellular telephone. Messages can be delivered to a customer's email address and heard on a multimedia computer.

                  o "EagleFax" TM - Store and forward your faxes to any fax machine. EagleFax TM will notify you when you have received a fax.

         There are two distinct markets for Eagletech's products. The first is integration of Eagletech's services into a customer's existing telecommunications system. Eagletech has targeted the real estate brokerage market for the first implementation of these customized solutions, where it is absolutely critical for a broker to be reached by a client. The customized real estate product provides for not only "One Number-Follow Me" service but also other features appropriate for this class of customers such as "Talking Signs", "Talking Ads", fax-back information and the ability to capture Caller ID information from home buyers who respond to a Talking Sign or Talking Ad. The first two real estate systems are operational in the Ft. Lauderdale area.

         The second market consists of potential customers who are not part of a larger organization that provides these types of communications services. Eagletech has developed a service bureau to provide individuals with the full range of its services in given geographic areas. Eagletech houses its existing service bureau equipment at the local telephone service provider's switching facilities in Ft. Lauderdale, Florida, which determines the geographic area in which Eagletech will provide its services. This equipment was installed in the first quarter of 2000 and Eagletech is currently testing this installation. Eagletech has begun to sign-up subscribers for this service and will activate the system on May 1, 2000. Later in May, 2000, Eagletech intends to expand its service bureau services to parts of Dade County as well.

         The EagleOne TM service bureau product provides a universal local number that connects the business professional, wherever he or she is working, to important calls and messages. There no longer is a need for a pager since the business professional will have the call forwarded to wherever that professional is, have the call announced and then the professional will decide whether to take the particular call or have it forwarded to voice mail.

         Eagletech is offering these services through independent cellular telephone dealers in Broward and Dade counties. For each customer who decides to use the service, the dealer receives a commission together with a residual income from the monthly revenue stream generated by the customer.

         The experience in Dade and Broward Counties together with the experience at corporate accounts will be instrumental in obtaining a strategic partner for the EagleOneTM product. This strategic partner could be a retail chain that sells a significant amount of telecommunications equipment or a partner capable of bundling this product with their own telecommunications products. Alternatively, Eagletech can contract with independent sales representatives on a commission only basis to market and sell the EagleOne TM service bureau product to independent cellular telephone dealers. In either event, Eagletech intends to roll-out EagleOne TM to the major metropolitan regions of the country, starting from its south Florida base to the nine state BellSouth service area once it obtains sufficient funding.

PLAN OF OPERATIONS

         Over the next twelve months, Eagletech intends to continue to roll-out its EagleOne TM service bureau product throughout the Southeastern United States. Eagletech believes that such an expansion will require substantial investment in equipment and administrative personnel. Marketing, technical assistance and manufacturing will continue to be outsourced. Because Eagletech has its equipment manufactured by a third party under a fixed-cost contract, Eagletech can estimate the cost of producing new service bureaus. Eagletech must negotiate with local telephone service providers to site equipment. Eagletech has received a "Notice of Allowance" from the United States Patent and Trademark Office for its patent on its core technology that allows the use of one telephone line for "One Number, Follow Me" service. Although Eagletech intends to continually update and refine its products and services to increase customer satisfaction, Eagletech does not need additional research and development to have an operational service bureau in place.

LIQUIDITY AND CAPITAL RESOURCES

         On the date of this filing, Eagletech has cash resources of approximately $275,000 and no long-term debt or currently due debt, except for normal trade payables. Based on Eagletech's existing expenses, this is sufficient capital for 5 months of operations if Eagletech generated no revenues from operations. Eagletech expects to begin to receive cash flow from operations beginning in May 2000 of approximately $125,000 per month. On this basis, if Eagletech did not expand beyond its present size, Eagletech could operate on a profitable basis, but Eagletech's expansion beyond its present market would be extremely slow.

         In the next twelve months, however, Eagletech plans to greatly expand its operations and is in negotiations with two sources of additional financing to raise approximately $6,000,000 through the sale of equity to fund the national roll-out of the EagleOne TM service bureau product. Eagletech believes that this additional funding will allow us to expand the EagleOne TM service bureau product to an additional 25 markets in the 9 state BellSouth service area. Of this funding, approximately $3,000,000 will be used for purchase of equipment, $1,500,000 for marketing and $1,500,000 for general working capital. Eagletech may need to hire additional administrative and customer service personnel as part of this expansion.

COMPETITION

         Eagletech competes with a variety of companies that provide some type of message services. There are a number of turnkey voice mail systems available on the market, the majority featuring expensive, high density equipment focused on larger businesses. There are also several excellent software products on the market but require programming experience and are aimed at developers and not end users.

         Eagletech's competitors include voice mail service bureaus, which are typically local paging companies that offers basic voice mail/pager notification mailboxes at bargain prices but without advanced features. These services require the user to call in for voice mail messages and do not automatically connect calls. AT&T, MCI and MCI-WorldCom offer "One Number- Follow Me" service bureaus, but they require the caller to enter a PIN number and are sold as measured rate service -- $0.27 peak to $0.15 off peak per minute. Inexpensive local flat rate service of the type provided by Eagletech is not available. These services are similar in that the system accepts the call, places the caller on hold and then opens a second line to call the subscriber. If that call does not connect, the system opens another line to try a second number, and so on. Once the parties are connected, the call remains routed through the system hardware until the call is completed, tying up available lines.

         In contrast, Eagletech's proprietary technology uses only one line for both the incoming and outgoing call and, once the parties are connected, the system is able to free-up that line for the next call. In this way, Eagletech believes that its system makes much more efficient use of available telephone lines and thus Eagletech is able to provide its services for one flat rate per month of $24.95.

         Two communication provider companies offer competing products to Eagletech. The first is Wildfire Communications, which develops and markets the Wildfire Electronic Assistant, which uses speech recognition to manage telephone, fax and email communications. Wildfire mimics a personal assistant, taking messages and telephone numbers if users are unable to personally answer. Wildfire can follow spoken instructions and also make and take calls. As the service is used increasingly, Wildfire develops and adapts to a user's personal requirements, building up a personal list of names and numbers. Wildfire can store up to 150 personal contacts. Wildfire will automatically call one of the stored numbers when instructed by the user. Wildfire requires a great deal of computing power and therefore is very expensive. Monthly charges normally exceed $300. Further, a headset is necessary for clarity in speech recognition. This product has been marketed for over two years but has received minimal market acceptance. Eagletech does not know the number of users subscribed to the Wildfire service.

         Linx Communications is a national communications service provider offering businesses and consumers local and toll-free access to a suite of communications products and services through the telephone or Internet. Linx offers customizable communication services that allow individuals to connect to important callers and gives them access to messages with one local or toll free telephone number or Internet connection. Linx provides a single point of access, through the telephone or the Internet, for all voice messages, faxes and email. When a caller dials a user's LinxConnect number the system rings up to three user-specified numbers simultaneously and announces the caller. The user can choose to take the call, send it to voice mail, or transfer the call to a colleague. For faxes, users can send an incoming fax to specified machines or hold it in queue for printing later.

         LinxConnect is currently available in Boston, New York, San Francisco, Los Angeles and Washington, D.C. Linx expects to expand service to 14 additional cities in 1999 including Atlanta, Chicago and Dallas. The basic charge for LinxConnect, the equivalent "One Number Follow-Me " service of EagleOne, is $
24.95 a month plus a set-up fee of $ 24.95. In addition there is a measured meter rate charge of $ .15 per minute for long distance calls. Through the first year of marketing, the average bill was $ 50 to $ 75 per month. In 1998, Linx had 2500 subscribers, $1 million in revenues and lost $1 million. In 1999, Linx grew its subscriber base to 5,000 subscribers.

         There are important differences between the EagleOne TM and LinxConnect. LinxConnect rings three numbers simultaneously while EagleOne rings them in sequence. The LinxConnect configuration requires the use of multiple lines at once, thereby limiting the number of subscribers possible per switch to less than the 300 possible if only two lines are being used. EagleOne's TM proprietary switching configuration permits at least 1500 subscribers per switch, thereby insuring a substantial cost advantage to Eagletech in providing these services. Further, the LinxConnect service includes a measured meter rate component for long distance calls, which may result in the user paying more per minute than under his or her current long distance provider. Eagletech anticipates that EagleOneTM will be profitable without the need for additional margin from the measured meter rate service.

         Neither Wildfire nor LinxConnect is available in Ft. Lauderdale,
Florida.

         Eagletech has 4 full time and 1 part time employees and operates one facility at 305 South Andrews Avenue, Fort Lauderdale, Florida used as the principal corporate office and the site of its initial service bureau.

         Eagletech has significant capital needs, which to date Eagletech has met through private sales of its equity and loans. Eagletech will continue to need substantial infusions of capital, which it expects to continue to fund primarily from private sales of its equity and loans, or by a public offering of its equity or debt securities. Eagletech is in negotiations with two sources of additional financing to raise approximately $6,000,000 through the sale of equity to fund the national roll-out of the EagleOne TM service bureau product. Eagletech believes that this additional funding will allow us to expand the EagleOne TM service bureau product to an additional 25 markets in the 9 state BellSouth service area. Of this possible funding, approximately $3,000,000 will be used for purchase of equipment, $1,500,000 for marketing and $1,500,000 for general working capital.

Eagletech may need to hire additional administrative and customer service personnel as part of this expansion.

Item 3.  Description of Property

         Eagletech leases one facility located at 305 South Andrews Avenue, Fort Lauderdale, Florida as an office and service bureau facility. The facility contains approximately 1,000 square feet total, of which 900 square feet are used for office space and 100 square feet are used to house equipment. The lease on this facility expires June 30, 2004 and the annual lease payments are $30,000 for the entire facility.

Item 4. Security Ownership of Certain Beneficial Owners and Management

(a) Security Ownership of Certain Beneficial Owners.

         The following table sets forth the beneficial ownership for Eagletech's sole class of Common Stock of Eagletech beneficially owned by all directors, officers and 5% or more holders.


Name and
Address of                          Nature of
Beneficial                          Beneficial                         Number of
Owner                               Ownership                          Shares           Percent
------------------                  --------------------------         ---------        -------
Robert J. Dobbs (1)                 Record                               100,000           1.0%

Rodney E. Young (1) (2)             Record and Beneficial              2,775,001          29.0%

Robert A. Bergman (1)               Record                                25,000           0.3%

James Payne (1) (3)                 Record and Beneficial              2,575,001          26.5%

Thomas Kessler (1) (4)              Record and Beneficial                666,668           6.9%

Kenneth L. Payne (1) (4)            Record and Beneficial                200,000           2.1%

Christopher P. Flannery (1)         Record and Beneficial                      0           0.0%

(1)      Address c/o Eagletech at 305 South Andrews Avenue, Fort Lauderdale,
         Florida.

(2) Mr. Young's total includes 853,330 shares owned by members of his immediate family as to which he disclaims beneficial ownership.

(3) Mr. James Payne's total includes 536,300 shares owned by members of his immediate family as to which he disclaims beneficial ownership.

(4) Mr. Kessler is Managing Director of Lloyds Bahamas Securities, Inc., which holds 666,668 shares as to which he disclaims beneficial ownership.

(5) Mr. Kenneth Payne's holdings include 100,000 shares owned by members of his immediate family as to which he disclaims beneficial ownership.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and officers of Eagletech are as follows:

Name                       Age              Position
----                       ---              --------
Robert J. Dobbs            40               President, Chairman of the Board
                                            and Director

Rodney E. Young            48               Vice President of Technology and Director

Robert A. Bergman          49               Vice President- Sales and Marketing

Thomas Kessler             57               Director

Kenneth L. Payne           40               Director

Christopher P. Flannery    43               Director

ROBERT J. DOBBS. Mr Dobbs became President and Chairman of the Board of Eagletech in April, 1999. Mr. Dobbs has been owner and President of ATNEX Business Solutions, Inc., Fort Lauderdale, Florida since 1997. In this capacity, Mr. Dobbs was responsible for all operations of a regional management consulting firm specializing in providing corporate re-engineering and business solutions. In this role, Mr. Dobbs served as interim chief operating officer for several companies providing day to day management of all corporate operations and financial/reporting accountability to the company's shareholders. Mr. Dobbs was responsible for increased corporate profits, reduction of overhead and improvement in company's Dun & Bradstreet credit rating. ATNEX is currently inactive and all of Mr. Dobbs' professional time and efforts are devoted to Eagletech.

         From 1995 to 1997, he served as Vice President, First Union National Bank, Fort Lauderdale, Florida where he was responsible for corporate revenue generation through the distribution of commercial credit, capital markets solutions and comprehensive cash management platforms to senior-level executives and managers of small and middle market size companies located in the South Florida Region.

         From 1986 to 1995, Mr. Dobbs served as Senior Vice President, SunTrust Bank, Washington, DC. He is a graduate of The American University Kogod School of Business. During his military career, while in the United States Army, Mr. Dobbs served on the Presidential Honor Guard.

RODNEY E. YOUNG. Mr. Young is a founder of Eagletech and has been engaged in developing Eagletech's technology since 1996. From 1989-1996, Mr. Young was owner and president of Eagle/Century Development Corp., Fort Lauderdale, Florida. There he developed the concept behind the EagleOneTM service.

THOMAS R. KESSLER. Mr. Kessler was named a director of Eagletech in September, 1999. Since 1994, Mr. Kessler has been a Director of Montaque Securities International Limited, Nassau, The Bahamas. Mr. Kessler has been Managing Director of Lloyds Bahamas Securities, Inc., a securities brokerage firm located in Nassau, the Bahamas, since 1998. Previously he was General Manager of the Euro Canadian Bank, Nassau, The Bahamas.

         Mr. Kessler is a graduate of Kent State University (B.S. and M.A.) and the Cleveland Marshall College of Law (J.D.).

KENNETH L. PAYNE. Kenneth L. Payne became a director of Eagletech in September, 1999. Since 1989, Mr. Payne has served as Vice President and General Manager for Main Street Realty Inc., a real estate development company in Knoxville, Tennessee.

         Mr. Payne is a licensed Certified Public Accountant (CPA) and is a member of the American Institute of Certified Public Accountants, the Kentucky Society of CPAs, where he has also served as a member of the Federal Taxation Committee, and the Tax division of the AICPA. Mr. Payne is a graduate of the University of Louisville and is a native of Louisville.

CHRISTOPHER P. FLANNERY Mr. Flannery was named a director of Eagletech in September, 1999. Mr. Flannery has practiced corporate and business law, with an emphasis on securities, since 1984, first in New York and now in Philadelphia. Mr. Flannery is an attorney with Astor, Weiss, Kaplan & Rosenblum, LLP in Center City Philadelphia. Mr. Flannery has written for Philadelphia Enterpriser Magazine and Mergers & Acquisitions. Mr. Flannery has been a principal speaker in numerous programs for the profession and for entrepreneurs on corporate finance and securities issues.

         Mr. Flannery graduated from the Cornell Law School in 1981. In 1978, Mr. Flannery received his B.A., magna cum laude, from LeMoyne College in Syracuse, New York majoring in History and French, with minors in Political Science and Philosophy.

ROBERT A. BERGMAN. Mr. Bergman became Eagletech's Vice President of Sales and Marketing in June, 1999. Mr. Bergman has been actively involved with sales and marketing for major investment banking firms, as well as marketing benefit enhancement products in the managed care and insurance marketplace. His background includes experience in employee benefits, estate planning and insurance sales. Since 1994, he has been a self-employed sales and marketing consultant in the insurance, energy and technology fields.

         Mr. Bergman has a B.A. in Business Administration from Temple University and pursued graduate studies at the Wharton School of Business. He is actively involved within his community and serves as a Board Member of Associated Day Care Services.

         The above listed directors will serve until the next annual meeting of the stockholders or until their death, resignation, retirement, removal, or disqualification, and until their successors have been duly elected and qualified. Our executive officers serve at the discretion of the Board of Directors. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of Eagletech serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer or director of Eagletech.

Board Committees. The Board of Directors has not yet established any committees. The Board intends to establish a Compensation Committee and an Audit Committee at the next meeting of the Board of Directors.

Compensation Committee Interlocks And Insider Participation. The Board has not yet established a Compensation Committee. The Board of Directors as a whole performs this function.

Director Compensation. Eagletech's directors do not receive any cash or other compensation for their service as members of the Board of Directors, although they are reimbursed for travel and lodging expenses in connection with attendance at Board meetings.


Item 6.  Executive Compensation.

Executive Compensation. The following table sets forth the compensation received for services rendered to Eagletech during the fiscal year ended March 31, 1999 by our former Chief Executive Officer. Eagletech had no officers who earned more than $100,000 during the fiscal year ended March 31, 1999.


                           SUMMARY COMPENSATION TABLE


Name And Principal         Annual Compensation       Other Annual      Long-Term        All Other
Position                   Salary($)  Bonus($)       Compensation      Compensation       Awards
                             Compensation
------------------         -------------------       ------------      ---------        ---------
Rodney E. Young             $45,000     $ 0               None             None           $600,000


         On June 15, 1999, Robert J. Dobbs, Jr. became Chairman of the Board, President and Chief Executive Officer of Eagletech. Prior to this, in anticipation of Mr. Dobbs' employment, on May 5, he was issued 100,000 shares of restricted common stock as part of his employment agreement, valued at $600,000. On an annual basis, Mr. Dobbs' initial salary would have been $75,000. On September 25, 1999, the Board approved an employment agreement with Mr. Dobbs whereby Mr. Dobbs will receive an annual salary of $110,000, with a bonus only if granted by the Board of Directors.

         Eagletech did not pay to our Chief Executive Officer or any executive officer any compensation intended to serve as incentive for performance to occur over a period longer than one year pursuant to a long-term incentive plan in the fiscal year ended March 31, 1999. Eagletech does not have any defined benefit or actuarial plan with respect to our Chief Executive Officer or any executive officer under which benefits are determined primarily by final compensation and years of service.

Option Grants

         Eagletech did not issue any stock options to its Chief Executive Officer or any executive officer in the fiscal year ended March 31, 1999.

         None of Eagletech's directors receives any compensation for their respective services rendered to Eagletech as directors, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors. Further, none of the directors is accruing any compensation under any agreement with Eagletech.

Item 7. Certain Relationships and Related Transactions.

         As of March 31, 1999, Eagletech owed a total of $88,127 to Mr. Rod Young, a director and greater than 5% stockholder and to Mr. James Payne, a greater than 5% stockholder and brother of Kenneth Payne, a director. These notes were demand notes bearing 7% interest. On December 31, 1999, payments by Eagletech had reduced the total amount due to $33,902.

         SUBSEQUENT EVENT. By March 31, 2000, Eagletech has totally paid off the related party notes in full.

         Members of Eagletech's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of Eagletech. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to Eagletech's affairs.

         The officers and directors of Eagletech are now, and may in the future become, stockholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by Eagletech. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of Eagletech or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. Eagletech does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Eagletech's proposed business operations.

Item 8.  Description of Securities.

         Eagletech's authorized capital stock consists of 100,000,000 shares, par value $.0001 per share. There are 9,950,240 shares of Common Stock issued and outstanding as of the date of this filing. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by stockholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of Eagletech, each stockholder is entitled to receive a proportionate share of Eagletech's assets available for distribution to stockholders after the payment of liabilities and after distribution in full of preferential amounts, if any. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.


                                     PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

         Price quotations for Eagletech's Common Stock are posted presently on the OTC Bulletin Board and have been since February, 1999. As soon as Eagletech becomes eligible, Eagletech intends to request a listing for the Common Stock on the NASDAQ SmallCap Market (TM). This listing requires certain asset, earnings and per share price standards that Eagletech does not now meet. Eagletech can give no assurance that it will meet these standards in the foreseeable future, it at all.

(a)      Market Price.

         Since February 23, 1999, market makers have been able to post price quotations for Eagletech's Common Stock on the Over the Counter Bulletin Board. The historical prices for Eagletech's Common Stock on the OTC Bulletin Board are as follows (calendar quarters):

                                                               High               Low
                                                               ----               ---
First Quarter 1999 (Beginning 2/23/1999)                       $ 4.50            $2.25
Second Quarter 1999                                            $12.75            $1.50
Third Quarter 1999                                             $ 8.81            $5.50

                                                               High               Low
                                                               ----               ---
Fourth Quarter 1999                                            $ 8.00            $5.00
First Quarter 2000                                             $10.75            $4.8125


         The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Eagletech, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         For the initial listing in the NASDAQ SmallCap Market(TM), a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be three market makers. In addition, there must be 300 stockholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million. For continued listing in the NASDAQ SmallCap Market(TM), a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be two market makers. In addition, there must be 300 stockholders holding 100 shares or more. Eagletech can give no assurances that it will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of Eagletech to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of Eagletech's securities on a national exchange. In such events, trading, if any, in Eagletech's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Eagletech's securities.

(b) Holders. There are approximately 200 holders of Eagletech's Common Stock. All share numbers are adjusted for a 1 for 10 reverse stock split effective April 1, 1999 and a 1 for 3 reverse stock split effective June 9, 1999.

During 1998, Goldplate Holdings Enterprises, Inc. ("Goldplate") (Eagletech's former name before June, 1999) did not issue any Common Stock.

In 1999, Goldplate and Eagletech issued 9,209,059 shares to investors for cash, in exchange for services or assets or to retire debt.

In January 2000, Eagletech issued a total of 204,999 shares as compensation to consultants in private transactions.

All of the issued and outstanding shares of Eagletech's Common Stock were issued in accordance with exemptions from registration afforded by Sections 3(b) or 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). As of the date of this registration statement, 3,853,342 shares of Eagletech's Common Stock held by non-affiliates are eligible for sale, including 520,018 shares of restricted stock eligible under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in such Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares of restricted stock which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares of restricted without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Eagletech.

Dividends. Eagletech has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

         There is no litigation pending or threatened by or against Eagletech.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure. Eagletech has changed accountants since its formation; but there were no disagreements with the findings of Eagletech's former accountants.

Item 4.  Recent Sales of Unregistered Securities.

(a) Securities sold. Eagletech sold and issued its securities during the three year period preceding the date of this registration statement in a series of private transactions or exempt offerings of securities; as follows:

         All share numbers are adjusted for a 1 for 10 reverse stock split effective April 1, 1999 and a 1 for 3 reverse stock split effective June 9, 1999.

         In March, 1999, prior to the acquisition by Goldplate of Eagletech Communications, Inc., a Florida corporation ("Eagletech-Florida"), Goldplate issued 520,018 shares to the stockholders of 21ST Century Frontier Group, Inc. ("21st Century") in exchange for their shares of 21st Century in a transaction designed to change the Goldplate's state of incorporation to Nevada from Florida. The 21st Century shares were valued at an aggregate of $158.00

         On April 1, 1999, Goldplate acquired Eagletech-Florida in exchange for 5,000,000 shares of common stock in a private transaction, of which 4,882,401 were issued to the principals of Eagletech-Florida in exchange for all the stock of Eagletech-Florida and 117,599 were issued to debtholders of Eagletech-Florida in exchange for $100,338 of debt.

         On April 5, 1999, in order to raise additional capital, Eagletech sold 3,333,333 shares to investors in an offering exempt under Rule 504 of Regulation D for $1,000,000 or $0.30 per share.

         On May 5, 1999, Eagletech issued 675,002 shares of restricted stock to officers and consultants of Eagletech as compensation in a private transaction exempt under Section 4(2) valued at $4,005,012 (or $6.00 per share).

         On May 25, 1999, an additional 150,000 restricted shares were issued as compensation to consultants for services valued at $1,725,000 (or $11.50 per share) exempt under Section 4(2).

         On May 26, 1999, Eagletech approved a 1-for-3 reverse stock split, effective June 9, 1999.

         On June 1, 1999, Eagletech issued 6,888 shares to certain vendors in settlement of certain debts of Goldplate in private transactions in exchange for $20,000 of debt in a transaction exempt under Section 4(2).

     Certain of the shares of Common Stock of Eagletech were sold and issued on various dates, described above, for investment purposes in "private transactions" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act. In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

(1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.
(2) When restricted securities are sold, generally there must be a one-year holding period.
(3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.
(4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in
     Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.
(5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.
(6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

(b) Underwriters and other purchasers. There were no underwriters in the sale and issuance of any of Eagletech's securities. All of the purchasers of Common Stock from Eagletech have had a pre-existing personal or business relationship with Eagletech or its officers and directors.

Consideration.

Eagletech sold certain shares of stock for cash and others were issued either for services rendered to Eagletech, for the assets of Eagletech-Florida or to settle outstanding debts of Eagletech or its predecessor. Eagletech sold shares in 1999 at various prices, ranging from $0.10 to $4.00. Other shares were issued for services rendered or to settle debt of Eagletech and are valued at the value of the services received or debt retired..

(d) Exemptions from Registration Relied Upon.

The sale and issuance of the shares of stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of either section 3(b) or 4(2) and, in certain cases, Regulation D promulgated thereunder. Purchasers in transactions exempt under Section 4(2) and Rule 506 purchased shares from Eagletech for investment and not with a view to distribution to the public. Eagletech sold 3,333,334 shares under Rule 504 of Regulation D that are not subject to restrictions on resale.

Item 5.  Indemnification of Directors and Officers.

Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of the Nevada Revised Statutes, there shall be no personal liability of a director or officer to Eagletech, or its stockholders for damages for breach of fiduciary duty as a director or officer. Eagletech may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of Eagletech and for acts for which the person had no reason to believe his or her conduct was unlawful. Eagletech may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling Eagletech pursuant to the foregoing, Eagletech has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

Financial Statements. The following financial statements are attached to this report and filed as a part thereof.

                         EAGLETECH COMMUNICATIONS, INC.,
                                    FORMERLY
                      GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                                       AND
                                    REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS



                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Report of Independent Certified Public Accountants                       32

Balance Sheets                                                           33

Statements of Operations                                                 34

Statements of Stockholders' Equity (Deficit)                             35

Statements of Cash Flows                                                 36

Notes to the Financial Statements                                        37

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





To the Board of Directors
Eagletech Communications, Inc.,
formerly Goldplate Holdings Enterprises, Inc.


We have audited the accompanying balance sheet of Eagletech Communications, Inc., formerly Goldplate Holdings Enterprises, Inc., (a development stage company), as of March 31, 1999, and the related statements of operations and stockholders' equity (deficit) and cash flows for the years ended March 31, 1999 and 1998, and for the period December 20, 1996 (inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagletech Communications, Inc., formerly Goldplate Holdings Enterprises, Inc., (a development stage company) as of March 31, 1999, and the results of its operations and its cash flows for the years ended March 31, 1999 and 1998, and for the period December 20, 1996 (inception) to March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                     SWEENEY GATES & CO.

Fort Lauderdale, Florida
September 28, 1999

                         EAGLETECH COMMUNICATIONS, INC.
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (a development stage company)
                                 BALANCE SHEETS


ASSETS
                                                                      December 31,             March 31,
                                                                          1999                   1999
                                                                      ------------             ---------
                                                                      (unaudited)
Current assets:
   Cash and cash equivalents                                           $   145,638             $      --
                                                                       -----------             ---------

        Total current assets                                               145,638                    --
                                                                       -----------             ---------

Property and equipment, net                                                182,812                    --

Other assets                                                                 7,682                    --
                                                                       -----------             ---------

                                                                       $   336,132             $      --
                                                                       ===========             =========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable and accrued expenses                               $   199,936             $  47,258
   Related party notes                                                      33,902                88,127
   Judgments payable                                                        24,638                68,196
   Convertible debt                                                             --                88,200
                                                                       -----------             ---------

       Total current liabilities                                           258,476               291,781
                                                                       -----------             ---------

Stockholders' equity (deficit)
   Common stock, $.0001 par value, 100,000,000 shares
      authorized; 9,745,241 and 4,882,401 shares issued and
      outstanding                                                              975                   488
   Additional paid-in capital                                            9,387,416                  (486)
   Deficit accumulated during the development stage                     (9,310,735)             (291,783)
                                                                       -----------             ---------

       Stockholders' equity (deficit)                                       77,656              (291,781)
                                                                       -----------             ---------

                                                                       $   336,132             $      --
                                                                       ===========             =========

                         EAGLETECH COMMUNICATIONS, INC.
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (a development stage company)
                            STATEMENTS OF OPERATIONS

                                                                         December 20, 1996                         December 20, 1996
                                                                           (inception) to  Year ended  Year ended   (inception) to
                                          Nine months ended December 31,     December 31,   March 31,   March 31,      March 31,
                                               1999             1998            1999          1999        1998           1999
                                          --------------    -----------  ----------------- -----------  ---------  -----------------
                                            (unaudited)                     (unaudited)
Sales                                        $        --    $      --      $        --    $      --    $      --       $      --

Operating expenses:
   Public relations                              575,000           --          575,000           --           --              --
   Investment banking fees                     1,150,000           --        1,150,000           --           --              --
   Compensation                                6,281,893           --        6,281,893           --           --              --
   Start up                                      204,000           --          204,000           --           --              --
   Consulting fees                               248,531           --          248,531           --           --              --
   Research and development                           --        5,374           65,868        7,165       58,703          65,868
   Selling, general,
     and administrative                          594,608        7,717          770,061       10,218       67,225         175,453
                                             -----------    ---------      -----------    ---------    ---------       ---------

       Total operating expenses                9,054,032       13,091        9,295,353       17,383      125,928         241,321
                                             -----------    ---------      -----------    ---------    ---------       ---------

       Loss from operations                   (9,054,032)     (13,091)      (9,295,353)     (17,383)    (125,928)       (241,321)
                                             -----------    ---------      -----------    ---------    ---------       ---------

Other income (expense):
   Interest expense                               (6,281)     (12,852)         (33,781)     (17,136)     (10,364)        (27,500)
   Interest income                                 8,885        8,885
   Gain on settlement of judgments                32,476       32,476
   Loss on disposal of property
     and equipment                                    --      (22,962)         (22,962)     (22,962)          --         (22,962)
                                             -----------    ---------      -----------    ---------    ---------       ---------

       Total other income (expense)               35,080      (35,814)         (15,382)     (40,098)     (10,364)        (50,462)
                                             -----------    ---------      -----------    ---------    ---------       ---------

Net loss                                     $(9,018,952)    $(48,905)     $(9,310,735)    $(57,481)   $(136,292)      $(291,783)
                                             ===========    =========      ===========    =========    =========       =========


Loss per share, basic and diluted            $     (1.41)   $   (0.01)                    $   (0.01)   $   (0.03)
                                             ===========    =========                     =========    =========

Weighted avaverages shares outstanding         6,411,928    4,882,401                     4,882,401    4,882,401
                                             ===========    =========                     =========    =========





   The accompanying notes are an integral part of these financial statements.

                         EAGLETECH COMMUNICATIONS, INC.
                 FORMERLY GOLDLPLATE HOLDINGS ENTERPRISES, INC.
                          (A Development Stage Company)
                 STATEMENTS OF CHANGES TO STOCKHOLDERS' DEFICIT


                                                                                               Deficit
                                                                                             accumulated
                                                                             Additional       during the
                                                  Common stock                paid-in        development
                                             Shares          Amount           capital           stage          Total
                                          ------------     -----------      -----------      -----------      ---------
Issuance of stock,
   December 20, 1996                        4,882,401      $       488      $      (486)     $                $       2
                                           ----------      -----------      -----------      -----------      ---------
Balance, December 31, 1996                  4,882,401              488             (486)              --              2

Net loss for year ended
   March 31, 1997                                  --               --               --          (98,010)       (98,010)
                                           ----------      -----------      -----------      -----------      ---------
Balance, March 31, 1997                     4,882,401              488             (486)         (98,010)       (98,008)

Net loss for year ended
   March 31, 1998                                                                               (136,292)      (136,292)
                                           ----------      -----------      -----------      -----------      ---------

Balance, March 31, 1998                     4,882,401              488             (486)        (234,302)      (234,300)

Net loss for year ended
   March 31, 1999                                                                                (57,481)       (57,481)
                                           ----------      -----------      -----------      -----------      ---------

Balance, March 31, 1999                     4,882,401              488             (486)        (291,783)      (291,781)

Recapitalization                              520,018               52              106                             158
Offering of stock to investors              3,333,333              333        1,260,667                       1,261,000
Issuance of stock for compensation            735,002               74        6,281,819                       6,281,893
Issuance of stock for services                150,000               15        1,724,985                       1,725,000
Bonds converted to common stock               117,599               12          100,326                         100,338
Issuance of stock for settlement
  of GHE liabilities                            6,888                1           19,999                          20,000
Net loss for the nine months ended
   December 31, 1999 (unaudited)                                                              (9,018,952)    (9,018,952)
                                           ----------      -----------      -----------      -----------      ---------

Balance, December 31, 1999 (unaudited)      9,745,241      $       975      $ 9,387,416      $(9,310,735)     $  77,656
                                           ==========      ===========      ===========      ===========      =========


   The accompanying notes are an integral part of these financial statements.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                         (a development stage company)
                            STATEMENTS OF CASH FLOWS


                                                                         December 20, 1996                         December 20, 1996
                                                                           (inception) to  Year ended  Year ended   (inception) to
                                          Nine months ended December 31,     December 31,   March 31,   March 31,      March 31,
                                               1999             1998            1999          1999        1998            1999
                                          --------------    -----------  ----------------- -----------  ---------  -----------------
                                            (unaudited)                     (unaudited)
Cash flows from operating activities:
 Net loss                                   $(9,018,952)    $(48,905)    $(9,310,735)    $(57,481)    $(136,292)       $(291,783)
 Adjustments to reconcile net
    loss to net cash used in
    operating activities:
      Depreciation                               11,780           --          18,430           --         4,434            6,650
      Issuance of stock for
        services and compensation             8,006,893           --       8,006,893           --            --               --
      Start up expense                          204,000           --         204,000           --            --               --
      Loss on disposal of property and
          equipment                                  --       22,962          22,962       22,962            --           22,962
      Gain on settlement of judgments           (32,476)     (32,476)
      Changes in operating
        assets and liabilities:
          (Increase) decrease in deposits            --           --              --        2,030        (2,030)              --
          Increase (decrease) in accounts
           payable and accrued expenses         (13,608)      20,624          33,650       27,136        18,873           47,258
          Increase in other assets               (7,682)          --          (7,682)          --            --
          Increase (decrease) in
            judgments payable                   (16,500)          --          51,696           --        68,196           68,196
                                            -----------     --------     -----------     --------     ---------        ---------

             Net cash used in
               operating activities            (866,545)      (5,319)     (1,013,262)      (5,353)      (46,819)        (146,717)
                                            -----------     --------     -----------     --------     ---------        ---------

Cash flows from investing activities:
   Purchases of property and equipment         (194,592)          --        (224,205)          --            --          (29,613)
                                            -----------     --------     -----------     --------     ---------        ---------

               Net cash used in
                 investing activities          (194,592)          --        (224,205)          --            --          (29,613)
                                            -----------     --------     -----------     --------     ---------        ---------


 The accompanying notes are an integral part of these financial statements.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                         (a development stage company)
                            STATEMENTS OF CASH FLOWS


                                                                         December 20, 1996                         December 20, 1996
                                                                          (inception) to   Year ended  Year ended   (inception) to
                                          Nine months ended December 31,     December 31,   March 31,   March 31,       March 31,
                                               1999             1998            1999          1999        1998            1999
                                           -------------    -----------  ----------------- -----------  ---------  -----------------
                                            (unaudited)                     (unaudited)
Proceeds from debt                                      --       5,336         176,330        5,336        45,866         176,330
Proceeds from sale of stock                      1,261,000          --       1,261,000           --            --              --
Payments on related party notes                    (54,225)         --         (54,225)          --            --              --
                                               -----------      ------     -----------      -------      --------        --------

     Net cash provided by
       financing activities                      1,206,775       5,336       1,383,105        5,336        45,866         176,330
                                               -----------      ------     -----------      -------      --------        --------

     Net increase (decrease) in cash and
       cash equivalents:                           145,638          17         145,638          (17)         (953)             --
                                               -----------      ------     -----------      -------      --------        --------

Cash and cash equivalents,
  beginning or period                                   --          17              --           17           970              --
                                               -----------      ------     -----------      -------      --------        --------

Cash and cash equivalents, end of period       $   145,638          --     $   145,638      $    --      $     17        $     --
                                               ===========      ======     ===========      =======      ========        ========

Supplemental information:
   Cash paid for interest
     during the period                         $        --      $   --              --      $    --            --        $     --
                                               ===========      ======     ===========      =======      ========        ========

   Cash paid for income taxes
     during the period                         $        --      $   --              --      $    --            --        $     --
                                               ===========      ======     ===========      =======      ========        ========

Schedule of noncash investing and
  financing activities:
   Interest on convertible bonds
      contribution to additional
      paid-in capital                          $    12,138    $ 12,138
                                               ===========    ========
   Assumption of liabilities due to merger     $   204,000    $204,000
                                               ===========    ========
   Issuance of common stock to settle
     merger liabilities                        $    20,000    $ 20,000
                                               ===========    ========


 The accompanying notes are an integral part of these financial statements.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


1.       BUSINESS AND BASIS OF PRESENTATION

Goldplate Holdings Enterprises, Inc. ("GHE"), subsequently Eagletech Communications, Inc. ("the Company"), was incorporated in Nevada on August 8, 1997. GHE was a development stage company and inactive.

On April 1, 1999, GHE's stockholders approved a merger with Eagletech Communications, Inc. ("Eagletech Florida"), a Florida corporation, incorporated on December 20, 1996, and located in Fort Lauderdale, Florida. Eagletech Florida was engaged in the development of a proprietary unified communications products and services to complement existing telecommunications technologies for voice-mail, messaging and connectivity solutions. The merger agreement provided that the Eagletech Florida stockholders would receive 4,882,401 shares and convertible bondholders were to receive 117,599 shares for a total of 5,000,000 shares of GHE common stock. At the date of the transaction, GHE had no assets or operations and had liabilities of approximately $204,000, which were recorded as accounts payable and expensed as startup costs. For accounting purposes, the transaction was treated as a recapitalization. Therefore, the financial statements of the Company reflect the assets, liabilities and operations of Eagletech Florida as if it had been the reporting entity since inception. On June 8, 1999, subsequent to the merger, GHE changed its name to Eagletech Communications, Inc.

The Company was in the development stage and its efforts through December 31, 1999 were principally devoted to organizational activities, raising capital and development of its products. Management anticipates incurring substantial additional losses as it pursues its development efforts.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL STATEMENTS - The accompanying financial statements of the Company for the nine months ended December 31, 1999 and 1998, and for the period from December 20, 1996 (inception) to December 31, 1999, are unaudited, but, in the opinion of management, reflect the adjustments, all of which are of a normal recurring nature, necessary for a fair presentation of such financial statements in accordance with generally accepted accounting principles. The results of operations for an interim period are not necessarily indicative of the results for a full year.

PROPERTY AND EQUIPMENT - Property, and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for property, and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAX - Income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair value of the Company's financial instruments such as accounts payable and notes payable approximate their carrying value.

ADVERTISING COSTS - Advertising costs were $633 in 1999 and $4,701 in 1998 and are charged to operations as incurred.

DEVELOPMENT COSTS - All costs relating to start up and development of its telecommunications systems are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of its property and equipment, and other assets in accordance with Statement of Financial Accounting Standards Board ("FASB") No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Live Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. When an asset exceeds its expected operating cash flow, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. No impairments were recognized during the period ended December 31, 1999.

LOSS PER SHARE - The Company accounts for earnings per share according to Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). FAS 128 requires presentation of basic and diluted earnings or loss per share. Shares related to the convertible bonds were excluded from the computation of net loss per share because the effect of inclusion would be anti-dilutive due to the Company's net loss. Earnings or loss per share is computed by dividing net income or loss by the weighted average number of shares outstanding during the period.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3.       GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred net losses of $57,481 and $136,292 for the years ended March 31, 1999 and 1998, respectively, and as of March 31, 1999, the Company's current liabilities exceeded its current assets by $291,781. During the nine months ended December 31, 1999, the Company incurred additional net losses of $9,024,701. The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining capital, commencing sales of its products and generating sufficient revenues to become profitable. The ability of the Company to continue as a going concern is dependent upon obtaining additional capital subsequent to the merger with GHE (see Note 9).

Management intends to raise working capital by additional equity transactions through private placements. Subsequent to March 31, 1999, the Company has raised additional capital. See Footnote 13. Management also plans to complete development of its services and commence operations of its services by May 2000, which should generate cash flow. The uncertainty of the ability of the Company to continue operations in the future will be mitigated if the Company is successful in raising sufficient capital and commencing operations. The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the rapidly evolving telecommunications markets. These risks include the failure to develop the Company's services, the rejection of the Company's services by consumers and the inability of the Company to increase revenues to generate positive cash flow.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


4.       PROPERTY AND EQUIPMENT

                                                   Estimated
                                                December 31, 1999                   Useful lives
                                                -----------------                   ------------
                                                   (unaudited)
Equipment                                            $192,731                          5 years
Furniture and fixtures                                  1,861                          7 years
                                                     --------
                                                      194,592

   Less:  accumulated depreciation                    (11,780)
                                                     --------

                                                     $182,812
                                                     ========

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5.       RELATED PARTY NOTES

Related party notes are unsecured demand notes due to stockholders, including accrued interest at 7%.


6.       CONVERTIBLE DEBT

In 1998, the Company issued unsecured convertible notes in the amount of $88,200, due on demand, with interest accruing at seven percent. Subsequent to March 31, 1999, the notes were converted at $.75 per share to 117,599 shares of common stock. At this time, the accrued interest of $12,138 was contributed to capital.


7.       JUDGMENTS PAYABLE

As Of March 31, 1999, the Company had judgments relating to three outstanding irrevocable financing agreements from various banks in the amount of $68,196, issued in connection with the lease of certain equipment. During the year ended March 31, 1999, the equipment was abandoned. However, the judgments continue to accrue interest at the rate of 10%, which is included in accounts payable and accrued expenses. Subsequent to March 31, 1999, the Company settled a portion of the judgments totaling $49,000, including interest, which resulted in a gain of $32,476.


8.       OPERATING LEASES

The Company leases its office space on a month-to-month basis. Subsequent to year-end, the Company leased additional facilities containing approximately 1,000 square feet, for ten years, expiring on September 30, 2009. Rental expense was $15,433 for the nine months ended December 31, 1999.


9.       MERGER AND STARTUP COSTS

Prior to merging with Eagletech Florida, on March 17, 1999, the Company completed an exchange of stock whereby 21st Century Frontier Group, Inc. ("21st Century"), a publicly trading Company, became a wholly owned subsidiary. The Company became the surviving entity. This share agreement resulted in the Company assuming $204,000 in liabilities. Since there were no assets or operations in 21st Century, the $204,000 was written off as startup costs on April 1, 1999, the date of the GHE and Eagletech Florida merger. The Company may have additional contingent liabilities in connection with this transaction. No accruals have been made for any contingencies.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


9.       MERGER AND STARTUP COSTS (CONTINUED)

The financial statements are not consolidated as 21st Century had no operations and was dissolved subsequent to March 31, 1999.


10.      SALE OF SECURITIES AND MERGER

In May 1999, the Company approved a one for three reverse stock split effective June 9, 1999. All share and per share information has been restated to retroactively reflect this split. In March 1999, GHE issued 520,018 shares to individuals pursuant to a private placement. No cash was raised in the offering. These stockholders were unrelated to Eagletech Florida.

On April 1, 1999, the Company (Goldplate), pursuant to a private placement offering, sold 3,333,333 shares of common stock for $1,261,000 in cash.

In June 1999, the Company issued a total of 675,002 shares of stock to officers and a founding stockholder and recorded a $5,818,768 charge for compensation. During August and September of 1999, 60,000 shares of common stock were issued for services performed, totaling $463,125. Additionally, 150,000 shares of common stock were issued to the Company's investment banking and public relations firms for services performed, totaling $1,725,000. These stock transactions were expensed at fair market value on the date the transactions were approved by the board of directors. In June 1999, the convertible bondholders converted their bonds to 117,599 shares of common stock (see Note
6). In September 1999, 6,888 shares of common stock were issued as payment for $25,000 of accounts payable, which were assumed in the GHE and Eagletech Florida merger.

In January and February 2000, the Company raised approximately $490,000 in a private placement.


11.      INCOME TAXES

The Company did not have any net operating loss carryforwards as of March 31, 1999, due to the change of business and ownership provisions of the Internal Revenue Code.

The Company had available at December 31, 1999, operating loss carryforwards for federal and state tax purposes generated since its merger with Eagletech Florida approximately $9,075,000, which could be applied against taxable income in subsequent years through 2020. The tax effect of the net operating loss is approximately $3,385,000, and a full valuation allowance has been recorded, since realization is uncertain.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


12.      COMMITMENTS

EMPLOYMENT AGREEMENTS - On September 30, 1999, the Company entered into an employment agreement with the Chief Operating Officer for three years commencing October 1, 1999. The agreement included a signing bonus of $10,000 and an initial annual compensation of $110,000.
Also, the Company shall pay incentive compensation equal to three percent of Company pre-tax earnings in excess of $750,000. Previously, the employee was given, at no cost, 100,000 shares of restricted common stock. The fair market value of the common stock was expensed as compensation. See footnote 10.

On September 30, 1999, the Company entered into an employment agreement with the Director of Marketing for three years commencing October 1, 1999. The agreement included a signing bonus of $7,500 and an initial annual compensation of $100,000. Also, the Company shall pay incentive compensation equal to two percent of Company pre-tax earnings in excess of $750,000. Previously, the employee was given, at no cost, 50,000 shares of restricted common stock. The fair market value of the common stock was expensed as compensation. See footnote 10.

On September 30, 1999, the Company entered into an employment agreement with the Director of Technology for three years commencing October 1, 1999. The agreement included a signing bonus of $7,500 and an initial annual compensation of $90,000. Also, the Company shall pay incentive compensation equal to one percent of Company pre-tax earnings in excess of $750,000.

                                    EXHIBITS

Item 1.  Exhibit Index

Exhibit
No
--

(3)      Articles of Incorporation and Bylaws

         3.1      Articles of Incorporation +

         3.2      Bylaws +

(10)     Material Contracts

         10.1     Consulting Agreement with LBC Capital, Inc. +
         10.2     Services Agreement with BellSouth Telecommunications, Inc. +
         10.3     Employment Agreement with Robert J. Dobbs +
         10.4     Employment Agreement with Rodney Young +
         10.5     Employment Agreement with Robert Bergman +

(21)     Subsidiaries of the Registrant

         21.1     Subsidiaries of the Registrant +

(27) Financial Data Schedule

         27.1     Financial Data Schedule++



---------------
+ Filed with the Company's initial filing on Form 10-SB filed February 1, 2000. ++Filed herewith

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 12, 2000                    EAGLETECH COMMUNICATIONS, INC.


                                            By: /s/ ROBERT J. DOBBS, JR.
                                               --------------------------------
                                                Robert J. Dobbs, Jr., President